UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Dais Analytic Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

23302X104
(CUSIP Number)

Leonard Samuels 1011 Centennial Road Penn Valley, PA 19072 610-664-5949

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

          May 16, 2011
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23302X104

1	NAMES OF REPORTING PERSONS Leonard Samuels Leah Kaplan-Samuels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Leonard Samuels -USA Leah Kaplan- Samuels- USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 9,848,469 ( See Item 5)
8 SHARED VOTING POWER 3,629,696 (see Item 5)
9 SOLE DISPOSITIVE POWER 9,848,469 ( see Item 5)
10 SHARED DISPOSITIVE POWER 3,629,696 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Leonard Samuels – 13,478,165 Leah Kaplan-Samuels 3,629,696
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Leonard Samuels -32.9% (see Item 5) Leah Kaplan Samuels -9.81% ( See Item 5)
14	TYPE OF REPORTING PERSON Leonard Samuels – IN Leah Kaplan Samuels- IN

Schedule 13D

Item 1.  Security and Issuer

This statement relates to the shares of Common Stock, $.01 par value, (“Common Stock”) of Dais Analytic Corporation (the “Issuer”) beneficially owned by the Reporting Persons ( as defined below) as of  May 12, 2011, and amends and supplements the Schedule 13D originally filed on December 27, 2010 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified. The names of the persons filing this statement on Schedule 13D ( the Reporting Persons”) are:

•
Leonard Edward Samuels, a United States citizen, who currently resides at 1011 Centennial Road, Penn Valley, PA 19072 and is employed as an Assistant Professor of Emergency Medicine by Drexel University College of Medicine Department of Emergency Medicine, 245 North Broad Street, Philadelphia, PA.

•	Leah Kaplan-Samuels, Dr. Samuel’s wife, is a United States citizen, who currently resides at 1011 Centennial Road, Penn Valley, PA 19072 and is a homemaker.

Item 4.  Purpose of Transaction

Purchase of Common Stock May 12, 2011 – Repayment of February 19, 2010 Loan by Issuer

On May 12, 201, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with RBC Capital - Custodian for Leonard Samuels IRA (“RBC”). Pursuant to said Subscription Agreement, RBC purchased Two Million Six Hundred Sixty Seven Thousand Five Hundred and Three (2,667,503) shares of Common Stock for an aggregate purchase price of Six Hundred Ninety Three Thousand Five Hundred and Fifty Dollars and Seventy Eight Cents ($693,550.78).  All proceeds due and owing to RBC under the February 19, 2010 Note (including all principal and interest) were applied to the purchase price and upon issuance of said shares the aforementioned Note was paid in full.

On May 12, 2011, in connection with the above transaction, the Issuer issued to RBC a stock purchase warrant (the “2011  RBC Warrant”) to purchase, at any time on or before that date occurring five years following date of issuance of the 2011 Warrants, Nine Hundred and  Sixty Two Thousand  Five Hundred  (962,500) shares of Common Stock; at an exercise price of  forty-five cents ($0.45) per share. The Stock Purchase Warrants may be exercised pursuant to a cashless exercise provision unless the warrant shares are registered for resale under an effective registration statement.

Further, in connection with the above transaction, RBC and Issuer amended the 2007 Warrants to provide for a cashless exercise provision unless such warrant shares are registered for resale under an effective registration statement.

Neither RBC nor the Reporting Persons have sold Issuer’s common stock.

5. Interest in Securities of the Issuer

As of May 12, 2011, Dr. Samuels beneficially owns 13,478,165 shares of Common Stock representing 32.9% of all of the outstanding shares of Common Stock determined as follows:

• 2,724,696 shares of Common Stock held by the Reporting Persons as JTWROS;
• 5,860,969 shares of Common Stock held by RBC and beneficially owned by Dr. Samuels

• 750,000 shares of Common Stock underlying the 2007/2008 Warrants exercisable at $0.25 per share of Common Stock; 80,000 shares of Common Stock underlying the September 2009 Warrant exercisable at $.75 per share of Common stock and 75,000 shares of Common Stock underlying the 2009 Warrants exercisable at $0.75 per share of Common Stock.

• 2,750,000shares of Common Stock underlying the 2007 RBC Warrants exercisable at $0.25 per share of Common Stock;  275,000 shares of Common Stock underlying the 2009 RBC Warrant exercisable at $0.75 per share of Common Stock; and 962,500 shares of Common Stock underlying the 2011 RBC Warrants exercisable at $0.45 per share of Common Stock

As of  May 12, 2011,  Mrs. Samuels beneficially owns 3,629,696 shares of Common Stock representing 9.81% of all of the outstanding shares of Common Stock determined as follows:

☐	2,724,696 shares of Common Stock held by the Reporting Persons as JTWROS;
☐
750,000 shares of Common Stock underlying the 2007/2008 Warrants exercisable at $0.25 per share of Common Stock; 80,000 shares of Common Stock underlying the September 2009 Warrant exercisable at $.75 per share of Common stock and 75,000 shares of Common Stock underlying the 2009 Warrants exercisable at $0.75 per share of Common Stock.

Except as set forth in Item 4 above, no other transactions with the Issuer’s Common Stock were effected by the Reporting Persons during the past sixty days.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Items 4 and 5 herein, which are incorporated herein by reference, or as described in this Item 6, to the knowledge of  each of  the Reporting Persons , there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among  the Reporting Persons or RBC with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

In addition, subject to compliance with applicable law, the Reporting Persons and RBC may consult with each other from time to time and exchange information concerning the Issuer, their respective investments in the Issuer and their discussions with management, directors and other security holders of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2011

/s/ LEONARD SAMUELS
Name: Leonard Samuels

/s/ LEAH KAPLAN-SAMUELS
Name: Leah Kaplan- Samuels

 EXHIBIT INDEX

Number	Description

1.	Joint Filing Agreement dated as of December 27, 2010 (filed previously).

2.
Form of Subscription Agreement, dated December 11, 2007, December 20, 2007, December 30, 2007 and January 21, 2008, by and among the Issuer and Reporting Persons as JTWROS and Form of Subscription Agreement, dated December 20, 2007 and December 31, 2007, by and between Issuer and RBC Capital Markets- Custodian for Leonard Samuels IRA (incorporated by reference to Exhibit 10.9 of the Issuer’s Form S-1 filed with the Commission on August 11, 2008).

3.
Form of Secured Convertible Promissory Note, dated December 11, 2007, December 20, 2007, December 30, 2007 and January 21, 2008, issued by Issuer to Reporting Persons as JTWROS and Form of Secured Convertible Promissory Note dated December 20, 2007 and December 31, 2007, issued by Issuer to RBC Capital Markets- Custodian for Leonard Samuels IRA (incorporated by reference to Exhibit 4.7 of the Issuer’s Form S-1 filed with the Commission on August 11, 2008).

4.
Form of Stock Purchase Warrant, dated December 11, 2007, December 20, 2007, December 30, 2007 and January 21, 2008, issued by Issuer to Reporting Persons as JTWROS and Form of Stock Purchase Warrant, dated December 20, 2007 and December 31, 2007, issued by Issuer to RBC Capital Markets- Custodian for Leonard Samuels IRA (incorporated by reference to Exhibit 4.5 of the Issuer’s Form S-1 filed with the Commission on August 11, 2008).

5.
Form of Stock Purchase Warrant, dated September 17, 2009, issued by Issuer to Reporting Persons as JTWROS (incorporated by reference to Exhibit 4.2 of the Issuer’s Form 8-K filed with the Commission on March 13, 2009).

6.
Form of Stock Purchase Warrant, dated October 9, 2009, issued by Issuer to Reporting Persons as JTWROS and Form of Stock Purchase Warrant, dated October 9, 2009, issued by Issuer to RBC Capital Markets- Custodian for Leonard Samuels IRA (incorporated by reference to Exhibit 4.1 of the Issuer’s Form 8-K filed with the Commission on March 13, 2009).

7.
Form of Unsecured Promissory Note, dated February 19, 2010, issued by Issuer to Reporting Persons as JTWROS and Form of Unsecured Promissory Note dated February 19, 2010, issued by Issuer to RBC Capital Markets- Custodian for Leonard Samuels IRA (incorporated by reference to Exhibit 4.2 and 4.1; respectively, of the Issuer’s Form S-1 filed with the Commission on February 23, 2010).

8.	First Amendment to Unsecured Promissory Note from Samuels, dated June 28, 2010 and First Amendment to Unsecured Promissory Note from RBC Capital Markets- Custodian for Leonard Samuels IRA, dated June 28, 2010 (Incorporated by reference to Exhibits 4.17 and 4.18, respectively, to Issuer’s Quarterly Report on Form 10Q as filed August 16, 2010).

9.	Second Amendment to Unsecured Promissory Note from Samuels, dated September 30, 2010 and Second Amendment to Unsecured Promissory Note from RBC Capital Markets- Custodian for Leonard Samuels IRA, dated September 30, 2010 (Incorporated by reference to Exhibits 4.21 and 4.20; respectively, to Issuer’s Quarterly Report on Form 10Q as filed November 15, 2010) .

10.	Third Amendment to Unsecured Promissory Note from RBC Capital Markets- Custodian for Leonard Samuels IRA, dated December 31, 2010 (Incorporated by reference to Exhibit 4.23 to Issuer’s Registration Statement on Form S-1 (File No. 333-172259), as filed February 14, 2011).

11.	Fourth Amendment to Unsecured Promissory Note from RBC Capital Markets – Custodian for Leonard Samuels IRA, dated February 28, 2011(Incorporated by reference to Exhibit 4.7 to Issuer’s Annual Form 10K filed as filed on March 31, 2011).

12.	Fifth Amendment to Unsecured Promissory Note from RBC Capital Markets – Custodian for Leonard Samuels IRA, dated April 29, 2011 (“Incorporated by reference to Exhibit 4.36 to Issuer’s Quarterly Report on Form 10Q as filed May 16, 2011).

13.	Stock Purchase Warrant, dated May 12, 2011 by and between Issuer and RBC Capital Markets Custodian for Leonard Samuels IRA. (“Incorporated by reference to Exhibit 4.39 to Issuer’s Quarterly Report on Form 10Q as filed May 16, 2011).

14.	Amendment to 2007 Warrant by and between the Issuer and RBC Capital Markets- Custodian for Leonard Samuels IRA, dated May 12 , 2011 (“Incorporated by reference to Exhibit 4.37 to Issuer’s Quarterly Report on Form 10Q as filed May 16, 2011).

15.	Amendment to 2009 Warrant by and between the Issuer and RBC Capital Markets- Custodian for Leonard Samuels IRA, dated May 12 , 2011 (“Incorporated by reference to Exhibit 4.38 to Issuer’s Quarterly Report on Form 10Q as filed May 16, 2011).

16.	Stock and Warrant Purchase Agreement by and between the Issuer and RBC Capital Markets dated May 12, 2011 (“Incorporated by reference to Exhibit 4.40 to Issuer’s Quarterly Report on Form 10Q as filed May 16, 2011).